

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Frank Ogele
President
SAFETY FIRST HEALTHCARE CORP
One Gateway Center
26th Fl
Newark, NJ 07102

> **Re: SAFETY FIRST HEALTHCARE CORP**
> **Form 10-12G**
> **Filed June 23, 2020**
> **File No. 000-56179**

Dear Mr. Ogele:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction